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                            MindArrow Systems, Inc.
                           95 Enterprise, Suite 360
                             Aliso Viejo, CA 92656


June 6, 2000

(via facsimile transmission 202-942-9635)
 ---------------------------------------

Mr. David M. Lynn
Special Counsel
Mail Stop 4-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

RE:  MindArrow Systems, Inc.
     Registration Statement on Form 10
     (File No. 0-28403)

Dear Mr. Lynn:

The above referenced registration statement was filed with the Securities and Exchange Commission by MindArrow Systems, Inc. on April 12, 2000, and will become effective as of Monday, June 12, 2000, in accordance with Section 12(g)(1) of the Securities Exchange Act of 1934. Inasmuch as the Staff has asked for extensive revisions to the Form 10 registration statement (in comformity with the requested revisions to the registrant's Form S-1 on file with the SEC) and such revisions will not be made and reviewed by the Staff prior to April 12th, the registrant hereby withdraws the above-referenced Form 10 registration statement before it becomes effective.

The registrant will re-file the registration statement and will request acceleration of its effective date as soon as the Staff has completed its review of the proposed revisions to the registrant's Form S-1 registration statement.

Please provide us with a copy of the order granting withdrawal of the registration statement as soon as it becomes available.

If you have any questions regarding this application, please contact me, the Company's Chief Financial Officer (949-916-8705), or Kevin A. Coyle of Gray Cary Ware & Freidenrich LLP (916-930-3200). Thank you.

Very truly yours,

MindArrow Systems, Inc.



/s/ MICHAEL R. FRIEDL
Chief Financial Officer


cc  Kim M. Mazur